UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 446th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JULY 21, 2023

1.   DATE, TIME AND VENUE: On July 21, 2023, at 11:25 a.m. (Madrid local time), exceptionally held at Distrito Telefónica, Ronda de la Comunicación s/nº, Edifício Central, 1ª Planta, sala Consejo, Madrid, Spain.

5.	CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The members of the Company’s Board of Directors who subscribe to these minutes were present, therefore quorum was established under the terms of the Bylaws, for the installation of the meeting. Were also present, the Chief of Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Meeting Secretary; and the individually appointed presenters for the matters below, whose participation was restricted to the time of the respective subject appreciation.

3.	PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Company’s Climate Action Plan Approval: The proposal for the Company’s Climate Action Plan (“Plan”) was presented, and the Board of Directors members approved the Plan, according to the material presented and filed at the Company’s heardquarters.

4.2. Company’s Energetic Management Policy Approval: The proposal for the Company’s Energetic Management Policy was presented, and the Board of Directors members approved the policy, according to the material presented and filed at the Company’s heardquarters.

4.3. Company’s Environmental Policy Approval: The proposal for the Company’s Environmental Policy was presented, and the Board of Directors members approved the policy, according to the material presented and filed at the Company’s heardquarters.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 446th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JULY 21, 2023

5.   CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors stated that the meeting was adjourned, and these minutes were drawn up. Madrid, July 21, 2023. (aa) Eduardo Navarro de Carvalho - Chairman of the Board of Directors. Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 446th Meeting of the Board of Directors of Telefônica Brasil S.A., held on July 21, 2023, drawn up in the Company’s book. This is a free English translation.

_____________________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 28, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director